EIGER SUBSIDIARY’S CALL ZONE TERRITORY EXPANDS IN ONTARIO AND LAUNCHES IN ALBERTA

Toronto, February 4, 2004/ - Eiger Technology, Inc. (TSX: AXA; OTCBB: ETIFF) announces that its wholly-owned VoIP (Voice over Internet Protocol) subsidiary, Onlinetel, has expanded its Ontario Call Zone by adding Kingston and Windsor to its territory. The expanded calling area comes at no additional cost to the tens of thousands of registered Call Zone users.

Additionally, Onlinetel has launched an Alberta Call Zone servicing Calgary and Edmonton. By the end of February, Onlinetel is anticipating to add three more cities to each of the Ontario and Quebec Call Zones, as well as launch a British Columbia Call Zone and a national marketing campaign.

The Call Zone service permits users 200 calls per month each up to 30 minutes duration within a provincial zone for absolutely no charge after an annual administration fee of only $20. A brief message is heard before each call. Call Zone users may register up to 3 phone numbers and receive an exclusive personal identification number that allows roaming access from any city within a Call Zone. No high-speed Internet connection or special equipment is necessary as required by some companies. Additionally, Call Zone users are offered special low rates to call the rest of Canada for only 2.9¢ per minute, U.S. for only 3.9¢ per minute and overseas to Australia, China, France, Germany, Italy, Netherlands, New Zealand, Norway, Singapore, South Korea, Spain, Sweden, Taiwan and U.K. for only 4.9¢ per minute. Registrations for Call Zone may be made by visiting www.onlinetel.com.

By exploiting its proprietary, national VoIP platform, Onlinetel strives to provide customers with the lowest rates in Canada. By using Onlinetel’s 10-10-580 (domestic and international calling) or Call Zone services where offered, customers will enjoy the high-quality, lowest-cost long distance alternative to traditional carriers due to the inherent cost efficiencies of routing digital voice traffic over broadband rather than over conventional analog circuit-switched networks. Visit www.onlinetel.com for its low rates.

Eiger Technology, Inc., headquartered in Toronto, Ontario is a publicly traded company listed on the Toronto Stock Exchange. Visit Eiger Technology, Inc's. Website at www.eigertechnology.com. For more information please call (416) 216-8659 or refer to www.sedar.com.

The management of the company, who take full responsibility for its content, prepared this press release. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This press release contains forward looking statements relating to future events and results that are based on Eiger's current expectations. These statements involve risks and uncertainties including, without limitation, Eiger's ability to successfully develop and market its products, consumer acceptance of such products, competitive pressures relating to price reductions, new product introductions by third parties, technological innovations, and overall market conditions. Consequently, actual events and results in future periods may differ materially from those currently expected.